Exhibit 107

I-MINERALS INC.

(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Value

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$3,000,000(1)	0.00011020	$330.60
Fees Previously Paid	$—		$—
Total Transaction Valuation	$3,000,000
Total Fees Due for Filing			$330.60
Total Fees Previously Paid			$—
Total Fee Offsets			$330.60
Net Fee Due			$330.60

(1)

Estimated solely for the purpose of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated by multiplying $3,000,000, agreed value of the shares being purchased in the transaction.